Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Adaptimmune Therapeutics plc:

We consent to the incorporation by reference in the registration statement (No. 333-203929) on Form S-8 of Adaptimmune Therapeutics plc of our report dated March 17, 2016 with respect to the consolidated balance sheets of Adaptimmune Therapeutics plc as of December 31, 2015, June 30, 2015 and 2014, and the related consolidated statements of income, comprehensive loss, changes in equity and cash flows for the six months ended December 31, 2015 and each of the years in the three-year period ended June 30, 2015 which report appears in the December 31, 2015 Transition Report on Form 20-F of Adaptimmune Therapeutics plc.

/s/ KPMG LLP
Reading, United Kingdom
17 March 2016